SEC FILE NUMBER 001-31216

CUSIP NUMBER 640938-10-6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
McAfee, Inc.

Full Name of Registrant

Former Name if Applicable
3965 Freedom Circle

Address of Principal Executive Office (Street and Number)
Santa Clara, California 95054

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously announced and as described in the current report on Form 8-K of McAfee, Inc. (the “Company”) dated July 27, 2006, a special committee of the board of directors of the Company is in the process of reviewing its stock option grant practices and related accounting. The Company believes that, as a result of this review, it is more likely than not that it will restate its previously issued financial results in at least one, and potentially several, prior periods, to reflect additional stock compensation and/or tax related impact.
Due to the ongoing special committee review of prior period stock option matters and the related accounting, the Company is unable to file the Form 10-Q within the prescribed due date of August 9, 2006, or on or before the fifth calendar day following such filing date as prescribed in Rule 12b-25. The Company intends to file its Form 10-Q as soon as practicable after the completion of the special committee’s review.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Eric F. Brown	(972)	963-7966
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Company’s ongoing special committee review as discussed in Part III above, the Company cannot provide a reasonable estimate and comparison of operating results at this time, other than our unaudited and preliminary results of operations for the quarter ended June 30, 2006 disclosed in the current report on Form 8-K dated July 27, 2006. As disclosed in such filing, these unaudited and preliminary results do not take into account any adjustments that may be required in connection with the stock option review. The Company is not in a position to provide any additional information regarding the results of operations for the second quarter of 2006 pending the completion of the special committee’s review.
Forward-Looking Statements: This Notification of Late Filing on Form 12b-25 contains forward-looking statements which include those regarding the preliminary unaudited results for the second quarter ended June 30, 2006, the anticipated timing for the Company’s filing of its Form 10-Q for the second quarter of 2006, and the possibility that the Company could conclude that a restatement of its historical financial statements is required. Actual events could vary perhaps materially and the expected results may not occur. In particular, the Company may conclude that the scope of issues as to the timing and accuracy of measurement dates for prior period option awards may change, and the Company’s expectation as to the amount and timing of additional stock-based compensation or tax related expenses to be recorded in connection with the affected option grants, as well as the Company’s expectations relating to the possibility of the restatement of its financial statements, may change based upon the special committee’s review. The Company may be required to make adjustments to its preliminary unaudited results for the second quarter of 2006, as well as to its financial results previously reported for prior periods, as a result of its ongoing review into past stock option grants, and the Company may restate certain prior period financial statements. In addition, actual results are subject to other risks, including those risk factors that could affect the Company’s business and financial results set forth in the Company’s filings with the SEC including its annual report on Form 10-K for the year ended December 31, 2005 and its quarterly reports filed on Form 10-Q.

McAfee, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2006	By	/s/ Eric F. Brown

			Name:	Eric F. Brown
			Title:	Chief Operating Officer and Chief Financial Officer